SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

(Amendment No. 1)

NORTHWEST PIPE COMPANY
(Name of Issuer)

Common Stock
(Title of Class of Securities)

667746101
(CUSIP Number of Class of Securities)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ RULE 13d-1(b)

☒ RULE 13d-1(c)

☐ RULE 13d-1(d)

CUSIP NO. 667746101	Page 2 of 6

1) Name Of Reporting Person

Water Asset Management LLC

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☒
(b) ☐

3) SEC Use Only

4) Citizenship Or Place Of Organization: New York

5) Sole Voting Power:
NUMBER OF SHARES	46,947
BENEFICIALLY OWNED
BY EACH REPORTING	6) Shared Voting Power 0
PERSON WITH
7) Sole Dispositive Power:
46,947

8) Shared Dispositive Power 0

9) Aggregate Amount Beneficially Owned By Each Reporting Person : 46,947

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
0.5%*

12) Type of Reporting Person (See Instructions) OO

*Beneficial ownership percentage is based upon 9,564,752 shares of common stock, $0.01 par value per share, of Northwest Pipe Company, an Oregon corporation (the “Company”), issued and outstanding as of October 30, 2015, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

ITEM 1(a). Name of Issuer:

Northwest Pipe Company

ITEM 1(b). Address of Issuer's Principal Executive Offices:

5721 SE Columbia Way, Suite 200

Vancouver, Washington 98661

ITEM 2(a). Names of Person Filing:

Water Asset Management LLC (the “Reporting Person”)

ITEM 2(b). Address of Principal Business Office Or, If None, Residence:

509 Madison Avenue, Suite 804

New York, NY 10022

ITEM 2(c). Citizenship:

The Reporting Person is organized under the laws of the State of New York.

ITEM 2(d). Title of Class of Securities:

Common Stock

ITEM 2(e). CUSIP Number: 667746101

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

Not Applicable

ITEM 4. Ownership:

The Reporting Person serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has voting power and dispositive authority over the 46,947shares of common stock (the “Shares”) reported in this Amendment No. 1 to Schedule 13G.

(a)	Amount Beneficially Owned: 46,947 Shares

(b)	Percent of class: 0.5%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 46,947 Shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 46,947 Shares

(iv)	Shared power to dispose or to direct the disposition: 0

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

ITEM 9. Notice of dissolution of group.

Not applicable.

ITEM 10. Certifications.

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 31, 2015

WATER ASSET MANAGEMENT LLC

By:	/s/ Joe Kirincich
Name: Joe Kirincich
Title: Chief Financial Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)